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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                 Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                            -------------------------

                         HEFTEL BROADCASTING CORPORATION
                           (Name of Subject Company)

                         HEFTEL BROADCASTING CORPORATION
                      (Name of Person(s) Filing Statement)

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                      Class A Common Stock, par value $.001
                         (Title of Class of Securities)

                            -------------------------

                                   422799 10 6
                      (CUSIP Number of Class of Securities)

                            -------------------------

                                   Carl Parmer
                    Co-Chief Executive Officer and President
                         Heftel Broadcasting Corporation
                      6767 West Tropicana Avenue, Suite 102
                             Las Vegas, Nevada 89103
                                 (702) 284-6484
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                   Copies to:

                           Frederick W. Gartside, Esq.
                      Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                          Los Angeles, California 90067

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ITEM 1.           SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Heftel Broadcasting Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6767 West Tropicana Avenue, Suite 102, Las Vegas, Nevada 89103. The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.001 per share, of the Company ("Class A Common Stock").

ITEM 2.           TENDER OFFER OF THE BIDDER.

         This statement relates to the offer by Clear Channel Radio, Inc., a Nevada corporation ("Clear Channel"), which is an indirect wholly-owned subsidiary of Clear Channel Communications, Inc., a Texas corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed on June 6, 1996 (the "Schedule 14D-1"), to acquire all of the outstanding shares of Class A Common Stock and Class B Common Stock, par value $.001, of the Company (the Class A Common Stock and the Class B Common Stock collectively are referred to herein as the "Company Common") for a price of $23 per share. The address of the principal executive offices of Clear Channel and Parent is 200 Concord Plaza, Suite 600, San Antonio, Texas 78216.

ITEM 3.           IDENTITY AND BACKGROUND.

         (a) The person filing this statement is the Company. Its business address is set forth under Item 1 above.

         (b)(1) Tender Offer Agreement.

                           The following is a summary of the material terms
of the Tender Offer Agreement, dated June 1, 1996, between the Company and Clear Channel, as amended (the "Offer Agreement"). This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference. A copy of the Tender Offer Agreement and Amendment No. 1 have been filed with the Commission as an Exhibit to Clear Channel's Schedule 14D-1 and a copy of Amendment No. 2 to the Tender Offer Agreement has been filed with the Commission as an Exhibit to this Schedule 14D-9.

                           Offer.  The Offer Agreement requires Clear Channel
to make a tender offer (the "Offer") to purchase all of the outstanding shares of Company Common for a price of $23 per share (the "Offer Price"). Subject to satisfaction of Clear Channel's closing conditions, Clear Channel will be obligated to purchase any and all shares tendered in response to the Offer. Clear Channel's obligation to purchase tendered shares is not conditioned on a specified minimum number of shares being tendered. As discussed under Item 3(b)(2) below, concurrently with the execution of the Offer Agreement, Clear Channel also

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entered into a Stockholder Purchase Agreement dated June 1, 1996 (the
"Stockholder Purchase Agreement") with certain stockholders of the Company (collectively, the "Selling Stockholders"), pursuant to which each of the Selling Stockholders agreed to sell, and Clear Channel agreed to purchase, all shares of Company Common owned by such Selling Stockholders at a price per share equal to the Offer Price. The Selling Stockholders collectively own 160,000 shares of Class A Common Stock and 3,356,529 shares of Class B Common Stock, or a total of 3,516,529 shares of Company Common, representing approximately 34.8% of the outstanding shares of Company Common. The Selling Stockholders also own options to acquire 349,339 shares of Class A Common Stock and warrants to acquire 806,678 shares of Class B Common Stock, and have agreed to tender the shares issuable upon exercise of such options and warrants pursuant to the Offer. If Clear Channel is deemed the beneficial owner of all shares subject to the Stockholder Purchase Agreement (including those issuable upon exercise of options and warrants), Clear Channel would beneficially own 6,829,345 shares or 59.1% of the outstanding shares of Company Common on a fully-diluted basis.

                           The Offer Agreement provides the Offer must remain
open for 40 days; provided, however, if at any time prior to the end of such 40-day period, shares of Company Common are tendered to Clear Channel which, when combined with the shares of Class A Common Stock owned by affiliates of Clear Channel, total 80% of the outstanding shares of Company Common, Clear Channel must publish notice of such fact and must extend the termination date for the Offer by ten days.

                           Clear Channel may not do any of the following
without the consent of the Company: (a) reduce the Offer Price, (b) amend or add to the conditions to the obligations of Clear Channel to complete the transactions contemplated by the Offer Agreement set forth in Article 7 of the Offer Agreement, (c) change the number of shares of Company Common subject to the Offer, (d) change the form of consideration payable in the Offer, (e) except as set forth in the Offer Agreement, extend the termination date for the Offer, or (e) terminate the Offer except in accordance with Section 8.1 of the Offer Agreement.

                           The Company caused its transfer agent to furnish
Clear Channel with mailing labels containing the names and addresses of the recordholders of Company Common and has agreed to furnish Clear Channel with such information and assistance as Clear Channel may reasonably request in communicating the Offer to the Company's stockholders.

                           Conduct of The Company's Business Prior to the
Closing. Under the Offer Agreement, except as otherwise expressly contemplated by the Offer Agreement, the Company covenants and agrees that prior to the date of the closing of the transactions contemplated by the Offer Agreement (the "Closing Date"), unless Clear Channel shall otherwise consent in writing:

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                                    (i)         The Company and the Company's
subsidiaries (individually, a "Company Subsidiary") shall conduct their business and keep their books and accounts, records and files in the usual and ordinary manner in which such business has been conducted in the past;

                                    (ii)       The Company shall not directly or
indirectly do, or permit any Company Subsidiary to do, any of the following:

                                                a.       issue, sell, pledge,
dispose of or encumber any shares of, or any options, warrants or rights of any kind to acquire any shares of or any securities convertible into or exchangeable or exercisable for any shares of, capital stock of the Company or any Company Subsidiary, except for shares of Company Common issuable upon exercise of options and warrants outstanding on the date of the Offer Agreement set forth on a Schedule attached to the Offer Agreement (collectively "Convertible Securities");

                                                b.       except (A) in the
ordinary course of business and consistent with prior practice, (B) for transactions with non-affiliates of the Company which involve payments up to $500,000 in the aggregate, and (C) for the sale of KLTY-TV, sell, pledge, dispose of or encumber any assets of the Company or any Company Subsidiary which are material to the Company or any Company Subsidiary;

                                                c.       split, combine,
subdivide or reclassify any shares of the Company's capital stock or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of the Company's capital stock, other than the payment in cash of any accrued dividends on the Series A Preferred Stock;

                                                d.       redeem, purchase or
otherwise acquire or offer to redeem, purchase or otherwise acquire any of the Company's capital stock;

                                                e.       adopt a plan of
complete or partial liquidation or resolutions providing for the complete or partial liquidation or dissolution of the Company or any Company Subsidiary, except for certain consolidations of subsidiaries of the Company set forth in a Schedule attached to the Offer Agreement (collectively, the "Subsidiary Reorganizations");

                                                f.       acquire (by merger,
consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or any material assets thereof or, other than cash management transactions in the ordinary course of business and consistent with prior practice, make any investment either by purchase of stock or securities, contributions to capital, property transfer or purchase of any property or assets of any other individual or entity;

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                                                g.       amend or modify the
corporate charter, bylaws or other organizational documents of any Company Subsidiary, except in connection with the Subsidiary Reorganizations;

                                                h.       enter into any
agreement or transaction with any, or modify the terms of any existing agreement with any, affiliate;

                                                i.       terminate or fail to
renew any license for a radio station issued by the Federal Communications Commission (individually, a "Company FCC License");

                                                j.       fail to operate any
radio station owned by the Company or a Company Subsidiary (individually, a "Station") in accordance with the Communications Act of 1934, the rules, regulations and policies of the Federal Communications Commission (the "FCC") and the terms of the Company FCC Licenses, other than failures which, individually or in the aggregate, are not reasonably anticipated to have a material adverse effect on the business, assets, results of operations, financial condition or prospects of the Company on a consolidated basis;

                                                k.       cancel, discount or
otherwise compromise any accounts receivable except in the ordinary course of business consistent with past practice;

                                                l.       fail to file in a
timely manner any applications to renew a Company FCC License;

                                                m.       (other than agreements
for the sale of air time) enter into any agreement which involves payments by the Company of $50,000 or more, unless such agreement provides for cancellation thereof by the Company on 60 or fewer days notice and the amount payable by the Company during the period from the date of delivery of notice of cancellation until the date of cancellation plus any penalty for early termination does not exceed $50,000;

                                                n.       enter into any barter
or trade agreement that is prepaid;

                                                o.       apply to the FCC for
any construction permit that would restrict the current operations of any Station or make any change in any Station's buildings, leasehold improvements or fixtures, except in the ordinary course of business or as necessary to comply with the Company's affirmative covenants regarding maintaining the Company's properties in good operating condition; or

                                                p.       enter into any
contract, agree- ment, commitment or arrangement to do any of the foregoing;

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                                    (iii)       Except (a) for salary increases
or other employee benefit arrangements in the ordinary course of business and consistent with prior practice, (b) as may be required pursuant to any agreements in effect on the date of the Offer Agreement, (c) as may be required by law, neither the Company nor any Company Subsidiary shall (1) grant any severance or termination pay to, or enter into any new employment or severance agreement with, any officer or employee of the Company or any Company Subsidiary, (2) adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employee benefit plan, agreement, trust fund or other arrangement for the benefit or welfare of employees or former employees or (3) increase the compensation or fringe benefits of any employee or former employee or pay any benefit not required by any existing plan, arrangement or agreement;

                                    (iv)        The Company shall not directly
or indirectly do, or permit any Company Subsidiary to do, any of the following: make or revoke any material tax election, settle or compromise any material federal, state, local or foreign tax liability (or any other tax liability which may have a material effect on taxable years ending after the Closing Date) or change (or make a request to any taxing authority to change) any aspect of accounting for tax purposes in any material respect;

                                    (v)         The Company shall deliver to
Clear Channel copies of any report, statement or schedule filed with the Commission subsequent to the date of the Offer Agreement;

                                    (vi)        The Company shall provide Clear
Channel with copies of the regular monthly internal operating statements relating to the Company for the monthly accounting periods between the date of the Offer Agreement and the Closing Date by the 20th day of each calendar month for the preceding calendar month, which shall present fairly the financial position of the Company and the results of operations for the period indicated in accordance with generally accepted accounting principles consistently applied. Such monthly statements shall: (1) show the actual results and budget for such month by line item, and (2) account for items of non-recurring income and expense separately and (3) account for and separately state all intercompany allocations of expenses relating to the Company, all of which shall be presented fairly and in accordance with generally accepted accounting principles consistently applied;

                                    (vii)       The Company shall make all
commercially reasonable efforts to preserve the business organization of each Station intact, to retain substantially as at date of the Offer Agreement each Station's employees, consultants and agents, and to preserve the goodwill of each Station's suppliers, advertisers, customers and others having business relations with it; and

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                                    (viii)      The Company shall keep all
tangible personal property and real property in good operating condition (ordinary wear and tear excepted) and repair and maintain adequate and usual supplies of inventory, office supplies, spare parts and other materials as have been customarily maintained in the past. The Company shall maintain in effect the casualty and liability insurance on its assets in force on the date of the Offer Agreement.

                           No Solicitation of Competing Transactions.  The
Offer Agreement provides the Company shall not, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or assistance) any inquiry or the making of any proposal that constitutes, or may reasonably be expected to lead to, any inquiry or proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (a "Takeover Proposal") or enter into any discussions, contracts or negotiations with respect to any Competing Transaction and the Company shall not authorize or knowingly permit any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives to take any such action and the Company will direct such parties not to take any such action. The Company promptly shall advise Clear Channel in writing of any Takeover Proposal and shall, in such notice, indicate the identity of the offeror and the material terms and conditions of any such Takeover Proposal, including, without limitation, price. Notwithstanding the foregoing, the Board of Directors of the Company or any committee thereof is not prevented from (a) (i) furnishing or causing to be furnished information concerning the Company and its businesses, properties or assets to a third party, (ii) engaging in negotiations with a third party, (iii) taking and disclosing to the Company's stockholders a position with respect to any Takeover Proposal (and, in connection therewith, withdrawing or modifying the approval or recommendation by the Board of Directors of the Offer) or (iv) entering into a Competing Transaction, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity (A) the Board of Directors of the Company shall conclude, after consultation with its outside legal counsel (which may be the Company's regularly engaged legal counsel), in good faith that such action is required under applicable law for the discharge of its fiduciary duties, and (B) the Company provides written notice to Clear Channel to the effect that it is furnishing information, or affording access to properties, books or records to, or entering into discussions or negotiations with, such person or entity or (b) complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As used in the Offer Agreement, "Competing Transaction" means any merger, consolidation, reorganization, share exchange or other business combination involving the Company or any Company Subsidiary or any acquisition in any manner of beneficial ownership of 20% or more of the outstanding

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shares of any class of capital stock of the Company, or any class of the capital stock of any Company Subsidiary, or of all or a significant portion of the assets of the Company and the Company Subsidiaries, taken as a whole.

                           Renewal Application.  In the event at the closing
of the transactions contemplated by the Offer Agreement (the "Closing") the application for renewal of the license for WAMR- FM, Miami, Florida (the "Renewal Application") remains pending or has not become a final order, the Offer Agreement provides the Closing shall occur and the Company and Clear Channel agree to abide by the procedures established in Stockholders of CBS, Inc., FCC 95-469 (rel. Nov. 22, 1995) Sections 34-35, for processing applications for transfer of control of a license during the pendency of an application for renewal of a station license. Without limiting the generality of the foregoing, the Company agreed to use commercially reasonable efforts to cooperate with Clear Channel with the prosecution of the Renewal Application, and Clear Channel agreed that any interest it may acquire in such license at the Closing will be subject to whatever action the FCC may ultimately take with respect to the Renewal Application. These agreements will survive the Closing until any order issued by the FCC with respect to the Renewal Application becomes a final order.

                           Indemnification.  Pursuant to the Offer Agreement
Clear Channel agreed to indemnify, defend and hold harmless the Company, each stockholder who executed the Stockholder Purchase Agreement (as defined under Item 3(b)(2)) and each person who on the date of the Offer Agreement, or who becomes prior to the Closing Date, an officer or director of the Company or any Company Subsidiary against all losses, claims, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement with the approval of Clear Channel (which approval shall not be unreasonably withheld), arising out of or related to any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the Offer Agreement or the transactions contemplated thereby; provided, however, no indemnity will be available to the extent a court of competent jurisdiction finally determines that the claim for indemnity is caused by the Company knowingly and intentionally misrepresenting that it may enter into the Offer Agreement.

                                    From and after the Closing, Clear Channel
agreed to indemnify, defend and hold harmless each person who on the date of the Offer Agreement, or who becomes prior to the Closing Date, an officer or director of the Company or any Company Subsidiary (the "D&O Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement with the approval of Clear Channel (which approval shall not be unreasonably withheld), arising out of or related to any claim, action, suit, proceeding or investigation based in whole or in

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part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any Company Subsidiary, whether pertaining to any matter existing or occurring at or prior to the Closing Date (including, without limitation, any matter relating to the transactions contemplated by the Offer Agreement) and whether asserted or claimed prior to, or at or after, the Closing Date, in each case to the full extent the Company or the applicable Company Subsidiary would have been permitted under the law of the state of its incorporation and its Certificate, or Articles, of Incorporation and Bylaws to indemnify such person (and Clear Channel agreed to pay expenses in advance of the final disposition of any such action or proceeding to each D&O Indemnified Party upon receipt of any undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification). All rights to indemnification existing in favor of D&O Indemnified Parties will continue in full force and effect after the Closing Date.

                           Company Indebtedness.  Concurrently with the
Closing, the Offer Agreement requires Clear Channel to repay or cause to be repaid all outstanding indebtedness under the Credit Agreement, dated as of August 19, 1994, as amended and restated as of March 13, 1996, among the Company, its subsidiaries and the lenders signatory thereto (the "Credit Agreement") or, at Clear Channel's option, obtain the consent of the Company's lenders under the Credit Agreement to have such indebtedness remain outstanding.

                           Covenant to Maintain Listing.  Pursuant to the
Offer Agreement, for a period of one year from and after the Closing, Clear Channel agreed to use its best efforts to cause the shares of Class A Common Stock to remain listed or quoted on a recognized national exchange or National Association of Securities Dealers, Inc. ("NASD") quotation system.

                           Independent Directors.  Pursuant to the Offer
Agreement, from and after the Closing and until the later of one year from the Closing Date or the date on which the Company no longer is a reporting company under the Exchange Act, Clear Channel agreed to cause the Company to maintain two independent directors.

                           Board of Directors.  Pursuant to the Offer
Agreement, the Company will, concurrently with the Closing, take all actions necessary to cause persons designated by Clear Channel to become directors of the Company so that such persons shall constitute at least a majority of the Board of Directors of the Company or if Clear Channel so requests, all of the directors of the Company. In furtherance thereof, the Company will increase the size of its Board of Directors, or use its reasonable efforts to secure the resignation of directors, or both, as necessary to permit Clear Channel's designees to be elected to the Company's Board of Directors. The Company also

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will, concurrently with the Closing, cause persons designated by Clear Channel to constitute at least a majority of each committee of the Company's Board of Directors or if Clear Channel so requests, all of the directors on each committee of the Company's Board of Directors. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

                           Representations and Warranties.  The Offer
Agreement contains representations and warranties by the Company regarding the Company's organization, capital structure and power and authority to enter into the Offer Agreement, the Offer Agreement being a valid and binding obligation of the Company, no governmental consents being necessary for the Company to complete the transaction contemplated by the Offer Agreement other than the consents set forth in the Offer Agreement, no agreements with brokers or investment bankers except as set forth in a schedule attached to the Offer Agreement, board approval of the Offer, the Company's filings with the Commission not containing an untrue statement of a material fact or omitting to state a material fact, and the Company's financials included in its Form 10-Ks and Form 10-Qs being prepared in accordance with generally accepted accounting principles consistently applied and presenting fairly the financial condition of the Company. The Offer Agreement also contains representations and warranties by Clear Channel regarding its organization and power and authority to enter into the Offer Agreement, the Offer Agreement being a valid and binding obligation of Clear Channel, no consents being necessary for Clear Channel to complete the transaction contemplated by the Offer Agreement other than the consents set forth in the Offer Agreement, no agreements with brokers or investment bankers, and Clear Channel having the funds, or commitments or agreements with financial institutions to provide the funds, in an aggregate amount of not less than the amount necessary to purchase shares of Company Common in the Offer, plus the amounts payable for shares received upon exercise of the Convertible Securities plus the aggregate amount of payments due to the co-chief executive officers of the Company in connection with termination of their employment agreements with the Company and their execution of agreements not to compete at the Closing.

                           Conditions to Clear Channel's Obligations.  The
Offer Agreement provides the obligations of Clear Channel to consummate the Offer are subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

                                    (a)     The applicable waiting period under
the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") shall have expired or terminated.

                                    (b)     The consent of the FCC to transfer
of control of the Company FCC Licenses (the "FCC Consent") shall have become a final order; provided, however, if the primary lenders for Clear Channel do not require that the FCC Consent

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becomes a final order in order to consummate the Closing, then Clear Channel's condition shall be that the FCC shall have granted the FCC Consent and shall have given public notice of the grant of the FCC Consent.

                                    (c)     No temporary restraining order,
preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission shall be in effect which restrains or prohibits the transactions contemplated by the Offer Agreement.

                                    (d)     All representations and warranties
of the Company contained in the Offer Agreement shall be true and correct in all material respects at and as of the Closing Date, except those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date and except the representation and warranty regarding the Company's Board of Directors adopting a resolution to recommend acceptance of the Offer need only be true as of June 1, 1996. The Company shall have performed in all material respects all agreements and covenants required by the Offer Agreement to be performed by it prior to or at the Closing Date.

                           Termination.  The Offer Agreement provides it and
the Offer may be terminated at any time prior to the Closing
Date:

                                    (a)     By mutual written consent of the
parties;

                                    (b)     By either Clear Channel or the
Company, if the FCC denies or dismisses the applications for approval of the transfer of control of the Company FCC Licenses and the time for reconsideration or court review under the Communications Act of 1934 with respect to such denial or dismissal has expired and there is not pending with respect thereto a timely filed petition for reconsideration or request for review; or

                                    (c)     By either the Company or Clear
Channel, if the Board of Directors of the Company concludes, after taking into account the advice of outside legal counsel (which may be the Company's regularly engaged legal counsel), that accepting a proposed Competing Transaction is required under applicable law for the discharge of its fiduciary duties and the Company enters into an agreement for such Competing Transaction; provided, however, that the Company may not terminate the Offer Agreement pursuant to this subsection earlier than 48 hours after furnishing notice to Clear Channel of such Competing Transaction;

                                    (d)     By either the Company or Clear
Channel if (i) the Company shall have determined, pursuant to duly adopted resolutions of its Board of Directors, to recommend

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against acceptance of the Offer by reason of receipt of a Takeover Proposal,
(ii) after receipt of a Takeover Proposal, the Company shall not have, within five days after being so requested by Clear Channel, determined pursuant to duly adopted resolutions to recommend acceptance of the Offer, or after so recommending acceptance of the Offer shall have withdrawn or modified or resolved to modify or withdraw such recommendation or or (iii) the Company recommends, pursuant to duly adopted resolutions, any Takeover Proposal from a person or entity other than Clear Channel or its affiliates; provided, however, that Clear Channel shall not terminate the Offer Agreement pursuant to clause
(i) of this subsection if as a result of the Company's receipt of a Takeover Proposal from a third-party the Company, as required by applicable law as advised by outside counsel, recommends against acceptance of the Offer but within five business days thereafter the Company publicly withdraws its recommendation against acceptance of the Offer;

                                    (e)     By Clear Channel, if the Company
fails to perform or breaches any of its material obligations or duties under the Offer Agreement and the Company has not cured such failure to perform or breach within 15 days after delivery of written notice from Clear Channel or upon a material breach of any representation and warranty of the Company contained in the Offer Agreement;

                                    (f)     By the Company, if Clear Channel
fails to perform or breaches any of its material obligations or duties under the Offer Agreement, and the defaulting party has not cured such failure to perform or breach within 15 days after delivery of written notice from the Company or upon a material breach of any representation and warranty of Clear Channel contained in the Offer Agreement; and

                                    (g)     By either Clear Channel or the
Company, if the Closing shall not have occurred on or before October 31, 1996 (the "Termination Date"); provided, however, the right to terminate the Offer Agreement under this subsection shall not be available to any party whose failure to fulfill any obligation under the Offer Agreement has been the cause of, or results in, the failure of the Closing to have occurred on or before the Termination Date.

                           Effect of Termination.  In the event of the
termination of the Offer Agreement as provided therein, the Offer Agreement provides it shall forthwith become void and there shall be no liability or obligations on the part of any party thereto, except for the agreements regarding confidential information and indemnification by Clear Channel for claims arising out of the Offer Agreement and except (i) for liability for any wilful breach of any obligation, covenant or agreement contained therein or any intentional failure of the representations and warranties contained therein to have been true and (ii) (x) if the stockholders who are parties to the Stockholder Purchase

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Agreement terminate such agreement and (y) (1) the Company terminates the Offer
Agreement pursuant to clause (c) or (d) under "Termination" above, or (2) Clear Channel terminates the Offer Agreement and the Offer pursuant to such clauses
(c) or (d), the Company must pay to Clear Channel $13.5 million within five business days after the conditions contained in the foregoing clauses (x) and
(y) are satisfied; provided, however, if the Company is prohibited by its principal senior lender or lenders from paying such sum in cash, then in lieu of such payment, the Company shall immediately issue to the Clear Channel a number of shares of Class A Common Stock having a fair market value equal to such sum (determined by taking the average closing price of the Class A Common Stock on the Nasdaq National Market for the ten (10) business days immediately following the public announcement of the termination of the Offer Agreement). If the Company issues shares to Clear Channel as contemplated in the preceding sentence, such shares shall be registered under the Securities Act of 1933, as amended, and freely tradeable upon delivery, or if the foregoing is not reasonably practicable, shall be subject to a registration rights agreement enabling Clear Channel to sell such shares without undue delay or expense. Clear Channel agrees in the Offer Agreement that recovery of damages shall be the sole and exclusive remedy of Clear Channel in connection with a termination of the Offer Agreement for the reasons set forth in clause (ii) of this paragraph, regardless of the actual damages sustained. The Offer Agreement provides Clear Channel waives the remedy of specific performance of the consummation of the transactions contemplated thereby.

                                    The Company acknowledges in the Offer
Agreement that the agreements regarding payment of the $13.5 million termination fee are an integral part of the transactions contemplated in the Offer Agreement, and that, without these agreements, Clear Channel would not enter into the Offer Agreement. Accordingly, the Offer Agreement provides if the Company fails to promptly pay the $13.5 million termination fee when due, the Company shall in addition thereto pay to Clear Channel all costs and expenses (including fees and disbursements of counsel) incurred in collecting such amount together with interest on the unpaid amount from the date such payment was required to be made until the date such payment is received by the party entitled to such payment at a per annum rate equal to the prime rate, published in The Wall Street Journal under the heading "Money Rates" or a successor heading, as in effect from time to time during such period.

                           Control of Stations.  Until the grant of the FCC
Consent, Clear Channel shall not directly or indirectly control, manage, supervise or direct the operation of the Company's radio stations or the conduct of the Company's business, including, but not limited to, matters relating to programming, personnel and finances, all of which shall remain and be solely the responsibility of and under the complete discretion and control of each licensee of the Company's radio stations.

                           Expenses.  The Offer Agreement provides all costs
and expenses incurred in connection with the Offer and the Offer Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses; provided, however, if the Closing occurs, Clear Channel guaranteed the Company would have sufficient cash to pay all of fees and costs payable to the investment bankers set forth on a schedule attached to the Offer Agreement and agreed to loan funds to the Company to pay such fees and costs if the Company does not have sufficient cash and provided further however the Company will be required to pay a termination fee under certain circumstances described under "Termination" above.

                           Additional Agreements.  Each of the parties to the
Offer Agreement agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Offer Agreement.

                           Consents and Filings.  The Offer Agreement
provides each party will (a) within ten business days after the date thereof, make any required filings and submissions under the HSR Act with respect to the Offer, (b) substantially comply with any request for additional information issued by the Federal Trade Commission, the Department of Justice or any other antitrust authority in connection with the Offer, including the requests for production of documents and production of witnesses for interviews or depositions, and (c) take all reasonable actions to obtain any other consent, authorization, order or approval of, or any exemption by, any governmental entity required to be obtained or made in connection with the Offer and the other transactions contemplated by the Offer Agreement. In addition, each party is required to cooperate with and promptly furnish information to the other party in connection with obtaining such consents or making any such filings and will promptly furnish to the other party a copy of all filings made with a governmental agency, including, without limitation, any filings under the HSR Act.

                           Stock Options.  A schedule attached to the Offer
Agreement lists all outstanding options to purchase Class A Common Stock and all warrants to purchase Class B Common Stock (individually, a "Convertible Security" and collectively, the "Convertible Securities). On the condition Clear Channel receives a consent from the holder of the applicable Convertible Security (the "Holder Consent"), each Convertible Security not exercised before the Closing Date will be deemed exercised on the Closing Date and the shares of Company Common underlying such Convertible Securities will be deemed to have been tendered in the Offer and accepted by Clear Channel. In settlement of such tenders so accepted, on the Closing Date, Clear Channel shall pay to the Company the exercise price for such Convertible Securities and shall pay to the holder thereof an amount equal to the Offer

Price less (i) the exercise price for the Convertible Security and (ii) any taxes required to be withheld from such payment. The Offer Agreement provides the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as are necessary, subject to obtaining any applicable security holder consent, to implement the terms and conditions of the prior sentence, including, without limitation, accelerating the vesting and exercisability of all Convertible Securities to the Closing Date; provided, however, that the vesting and exercisability of a Convertible Security shall not be accelerated if the holder thereof does not deliver the Holder Consent at or before the expiration of the Offer. Messrs. Cecil Heftel, Carl Parmer and Richard Heftel have consented to the treatment of their options to purchase Class A Common Stock set forth in the Offer Agreement. The Offer Agreement provides the Company and the Company Subsidiaries shall take such action as may be permitted under the Company's Stock Option Plan and/or the terms of the Convertible Securities to accelerate the vesting of the right to purchase all shares of Class A Common Stock subject to options included in the Convertible Securities on the Closing Date and shall comply with all requirements regarding income tax withholding in connection therewith. In addition to the foregoing, the Company will use its best efforts to obtain the Security Holder Consents and Acknowledgements referred to in
Section 1.5 of the Offer Agreement and to provide Clear Channel with such other evidence requested by Clear Channel that no holder of any Convertible Security will have any right to acquire any equity interest in the Company, Clear Channel or any of their respective subsidiaries as a result of the exercise or conversion of any Convertible Security or other rights after the Closing Date.

                           Amendment and Waiver.  The Offer Agreement may not
be amended except by an instrument in writing signed on behalf of each of the parties thereto. Any party to the Offer Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other party or
(b) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party making the waiver or granting the extension by a duly authorized officer.

                  (2)      Stockholder Purchase Agreement.

                           The following is a summary of the material terms
of the Stockholder Purchase Agreement, dated June 1, 1996 (the "Stockholder Purchase Agreement") among Clear Channel, Carl Parmer, Cecil Heftel and members of Cecil Heftel's family who own shares of Class B Common Stock or Series A Preferred Stock of the Company (Messrs. Parmer and Heftel and such members of Mr. Heftel's family collectively are referred to herein as the "Selling Stockholders"). This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit to Clear Channel's Schedule 14D-1.

                           Purchase.  Pursuant to the Stockholder Purchase
Agreement, the Selling Stockholders agreed to sell each share of Company Common owned by them set forth on an exhibit to the Stockholder Purchase Agreement (collectively, the "Shares") to Clear Channel at the Offer Price. In addition, Ms. Catharine Rolph, the daughter of Cecil Heftel, agreed to sell all of the shares of Series A Preferred Stock owned by her to Clear Channel for a price of $1.00 per share, plus all accrued but unpaid dividends thereon (such purchase price equals the price the Company would pay if it redeemed such shares pursuant to the terms of such stock set forth in the Restated Certificate of Incorporation of the Company).

                           Representations and Warranties. In the
Stockholder Purchase Agreement, the Selling Stockholders make representations and warranties that the Stockholder Purchase Agreement is a valid and binding obligation of the Selling Stockholders, the execution and delivery of the Stockholder Purchase Agreement and the consummation of the transactions contemplated thereby do not violate any agreements, notes, leases, permits, licenses, judgments, orders, decrees or laws, no consent of a governmental authority is necessary for the Selling Stockholders to execute and deliver the Stockholder Purchase Agreement and consummate the transactions contemplated thereby, the Selling Stockholders have good title to the Shares and upon the sale thereof Clear Channel will acquire good title free and clear of all encumbrances and the Selling Stockholders do not own any Company Common other than the Shares. In the Stockholder Purchase Agreement, Clear Channel represents and warrants that it has the corporate power and authority to execute the Stockholder Purchase Agreement, the Stockholder Purchase Agreement is a valid and binding obligation of Clear Channel, Clear Channel is acquiring the Shares for investment only and not with a view to any public distribution thereof and Clear Channel will not offer to sell or otherwise dispose of the Shares in violation of any registration requirements of the Securities Act of 1933, as amended.

                           Covenants of the Selling Stockholders.  The
Selling Stockholders made the following covenants in the Stockholder Purchase
Agreement:

                                    (a)     Each Selling Stockholder agreed in
his capacity as a Selling Stockholder, until the termination of the Stockholder Purchase Agreement, not to:

                                            (i)          sell, transfer, pledge,
assign or otherwise dispose of, or tender or agree to tender into any tender offer with respect to, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Selling Stockholder's Shares to any person other than Clear Channel or Clear Channel's designee;

                                            (ii)         acquire any additional
shares of Company Common without the prior consent of Clear Channel;

                                            (iii)        deposit any Shares into
a voting trust or grant a proxy or enter into a voting agreement with respect to any Shares;

                                            (iv)         hold discussions with
any person other than Clear Channel and its affiliates with respect to any offer or potential offer for the Shares other than the Offer; or

                                            (v)          solicit, encourage or
take any other action to facilitate (including by way of furnishing information) any inquires or proposals for any merger or consolidation involving the Company, the acquisition of any shares of Company Common or the acquisition of all or substantially all the assets of the Company by any person other than Clear Channel or its sole stockholder.

                                    (b)     To notify Clear Channel promptly and
to provide all details requested by Clear Channel if such Selling Stockholder shall be approached or solicited, directly or indirectly, by any person with respect to any matter described in clauses (a)(iv) or (a)(v) above.

                                    (c)     Unless the Stockholder Purchase
Agreement has been terminated or Clear Channel has purchased all the Shares, at any annual or special meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, such Selling Stockholder will vote such Selling Stockholder's Shares against any action or agreement which would result in a breach of any representation, warranty or covenant of the Company in the Offer Agreement or which would otherwise, in the sole judgment of Clear Channel, impede, interfere with or attempt to discourage the Offer.

                           Conditions to Obligations of Certain Selling
Stockholders. The obligations of Cecil Heftel, Chairman of the Board and Co-Chief Executive Officer of the Company ("Heftel"), and Carl Parmer, Co-Chief Executive Officer and President of the Company ("Parmer"), to consummate the transactions contemplated by the Stockholder Purchase Agreement are subject to the fulfillment on or prior to the date of the closing of the transactions contemplated by the Stockholder Purchase Agreement (the "Selling Stockholder Closing Date") of each of the following conditions:

                                    (a)     the amounts set forth in Paragraph 1
of each of the Agreements Not to Compete entered into between the Company and Heftel and Parmer, dated June 1, 1996, shall have been paid.

                                    (b)     the amounts set forth in Paragraph 1
of each of the Settlement Agreements between the Company and Heftel and Parmer, dated June 1, 1996, shall have been paid.

                           Conditions to Obligations of Clear Channel.  The
obligations of Clear Channel to consummate the transactions contemplated by the Stockholder Purchase Agreement are subject to the fulfillment on or prior to the Selling Stockholder Closing Date of each of the following conditions:

                                    (a)     The applicable waiting period under
the HSR Act shall have expired or terminated.

                                    (b)     The FCC Consent shall have become a
Final Order; provided, however, if the primary lenders for Clear Channel do not require that the FCC Consent becomes a Final Order in order to consummate the closing of the transactions contemplated by the Stockholder Purchase Agreement (the "Selling Stockholder Closing"), then Clear Channel's condition shall be that the FCC shall have granted the FCC Consent and shall have given public notice of the grant of the FCC Consent. Notwithstanding the foregoing, in the event at the Closing the application for renewal of the license for WAMR-FM, Miami, Florida remains pending or has not become a Final Order, the parties agree the Selling Stockholder Closing shall occur.

                                    (c)     No temporary restraining order,
preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission shall be in effect which restrains or prohibits the transactions contemplated by the Stockholder Purchase Agreement.

                                    (d)    All representations and warranties of
the Selling Stockholders contained in the Stockholder Purchase Agreement shall be true and correct in all material respects at and as of the Selling Stockholder Closing Date, except those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date. The Selling Stockholders shall have performed in all material respects agreements and covenants required by the Stockholder Purchase Agreement to be performed by them prior to or at the Selling Stockholder Closing Date.

                           Indemnification.  Pursuant to the Stockholder
Purchase Agreement, Clear Channel agreed to indemnify each Selling Stockholder (the "Indemnified Party") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of Clear

Channel arising out of or related to any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the Stockholder Purchase Agreement or the Offer Agreement or the transactions contemplated therein; provided, however, that no indemnity shall be available to the extent a court of competent jurisdiction finally determines that the claim for indemnity is caused by the Indemnified Party knowingly or intentionally misrepresenting that he or she may enter into the Stockholder Purchase Agreement.

                           Termination.  The Stockholder Purchase Agreement
may be terminated, by written notice promptly given to the other parties thereto, at any time prior to the Selling Stockholder Closing Date:

                                    (a)     by mutual written consent of all of
the parties thereto;

                                    (b)     by any Selling Stockholder as to his
individual obligations if the Company is able to terminate the Offer Agreement pursuant to any of subparagraphs 8.1(b), (c), (d), (f), or (g) of the Offer Agreement; and

                                    (c)    by Clear Channel if Clear Channel has
terminated the Offer Agreement pursuant to any of subparagraphs 8.1(b), (c),
(d), (e), or (g) of the Offer Agreement.

         (3)      Agreements with Cecil Heftel and Carl Parmer.

                           Settlement Agreements.  In December 1993, the
Company entered into ten-year Employment Agreements with Cecil Heftel and Carl Parmer under which each of them is entitled to receive a base annual salary of $500,000 and bonuses based on the performance of the Company. Under those Employment Agreements, if the Company terminates the employment of Mr. Heftel or Mr. Parmer without cause, he will be entitled to receive a lump sum payment equal to the present value of all amounts remaining to be paid by the Company to him under his Employment Agreement. For purposes of calculating future bonuses, the Company will be deemed to have achieved the performance level necessary to pay the maximum bonus.

                                    Clear Channel has informed Mr. Heftel and
Mr. Parmer that it intends to cause the Company to terminate their employment, without cause, immediately following the purchase of Shares pursuant to the Stockholder Purchaser Agreement.

                                    Concurrently with the execution of the
Stockholder Purchase Agreement, Mr. Heftel and Mr. Parmer each entered into a Settlement Agreement (each, a "Settlement Agreement") with the Company. Pursuant to the respective Settlement Agreements, the employment by the Company of Mr. Heftel and Mr. Parmer will terminate immediately following the purchase of Shares pursuant to the Stockholder Purchase Agreement and the Company will pay Mr. Heftel $11,861,069 and Mr. Parmer $6,941,960 in exchange for releases by Mr. Heftel and Mr. Parmer from any claims resulting from termination of their Employment Agreements with the Company. Clear Channel has guaranteed the obligations of the Company under the Settlement Agreements.

                                    The total amount to be paid to each of Mr.
Heftel and Mr. Parmer under his Settlement Agreement and Agreement Not to Compete (described below) does not exceed the present value of all amounts remaining to be paid to him by the Company under his Employment Agreement.

                           Agreements Not To Compete.  Concurrently with the
execution of the Stockholder Purchase Agreement, each of Cecil Heftel and Carl Parmer entered into an Agreement Not To Compete with the Company. Pursuant to these agreements each of Messrs. Heftel and Parmer agreed that for a period of five years commencing on the Selling Stockholder Closing Date, without the prior written consent of the Company, he will not, directly or indirectly, own (except that he may own securities which constitute not more than five percent (5%) of a publicly traded company's issued and outstanding capital stock), work for, act as consultant or advisor to, manage, operate, or control or participate in the ownership, management, operation or control of, any radio station in the markets set forth in the Agreement Not To Compete which broadcasts predominantly in Spanish. In consideration of these agreements not to compete, the Company agreed to pay $4.5 million to Mr. Parmer and $2.5 million to Mr. Heftel on the Selling Stockholder Closing Date. Clear Channel guaranteed the obligations of the Company under each Agreement Not To Compete.

         (4)      Confidentiality Agreement

                  The following is a summary of the material terms of the Confidentiality Agreement, dated May 31, 1996, (the "Confidentiality Agreement") between the Company and Clear Channel. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit to Clear Channel's Schedule 14D-1.

                  Under the Confidentiality Agreement, Clear Channel agreed to use any information concerning the Company (whether prepared by the Company, its advisors, or otherwise) that is furnished to it by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") solely for the purpose of evaluating a possible transaction between the Company and Clear Channel and to keep all Evaluation Material confidential. The term "Evaluation Material" does not include information that (i) was already in Clear Channel's possession, provided that it does not have reason to know that such information is subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party, or (ii) becomes generally available to the public other than as a result of a disclosure by Clear Channel or its directors, officers, partners, employees, agents, advisors or representatives (collectively, the "Representatives") or (iii) has been independently acquired or developed by Clear Channel or its Representatives without violating Clear Channel's obligations under the Confidentiality Agreement.

                  Clear Channel agreed that none of its officers, directors, employees or other Representatives who had access to Evaluation Material will, directly or indirectly, initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director, employee or agent of the Company, except with the express prior written permission of the Company, or solicit or cause to be solicited, based on use of the Evaluation Materials, the employment of any director, officer or employee of the Company or of any of its subsidiaries (whether employed by the Company or its subsidiaries prior to, during or following such period).

                  The obligations under the Confidentiality Agreement expire on May 31, 1998.

         (5) Contracts with Officers, Directors or Affiliates. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement dated February 12, 1996 relating to the Company's Annual Meeting of Stockholders held on March 11, 1996 (the "Proxy Statement") under the heading "Executive Compensation and Other Matters," on pages 7 through 10 of the Proxy Statement, a copy of which has been filed as an Exhibit hereto.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  (a) The Board of Directors of the Company has determined that the making of the Offer is in the best interests of the Company and its stockholders and has unanimously approved the Offer Agreement and the Offer, but is expressing no opinion and is remaining neutral with respect to whether stockholders should accept the Offer and tender their shares.

                  (b) Set forth below are a summary of the history of the negotiations and the reasons for the position stated in Item 4(a).

                           History of Negotiations.  In the Fall of 1995,
Mr. L. Lowry Mays, President and Chief Executive Officer of Clear Channel Communications, Inc., indirect owner of Clear Channel ("Parent"), informally inquired of Cecil Heftel whether the Company would have any interest in a possible acquisition by Parent. Mr. Heftel informed Mr. Mays that the Company was not interested in an acquisition at that time, and Parent did not pursue the matter further.

                           In late January 1996, the board of directors of
the Company, after meeting with the Company's financial advisor, Alex. Brown & Sons Incorporated ("ABS"), determined to investigate the sale of the Company. ABS and the Company identified certain companies in the broadcasting business as potential acquirors of the Company. In February 1996, the Company began entering into confidentiality agreements with certain of these potential acquirors and provided to such potential acquirors certain information regarding the Company, including reports filed with the Commission. ABS contacted Parent to determine whether Parent had any interest in pursuing a possible business combination with or acquisition of the Company and forwarded to Parent a form of confidentiality agreement, but Parent refused to enter into the confidentiality agreement and informed ABS that it was not interested in pursuing a transaction at that time on such terms. The Company and ABS limited parties contacted in order to avoid premature disclosure of the possibility of a sale of the Company, which the Board of Directors believed could adversely affect the Company's business.

                           By March 18, 1996, the Company had received
letters of interest from six potential acquirors which set forth general terms of a proposed transaction involving the Company. After reviewing these letters, the Company continued discussions with five potential acquirors.

                           In late March, 1996, the Company began intensive
negotiations with one potential acquiror. The Company caused its counsel to prepare drafts of a proposed acquisition agreement and the Company and its counsel spent numerous hours negotiating the terms and structure of the proposed acquisition. In addition, the Company and its counsel delivered various documents and information to the prospective acquiror in response to due diligence requests of such prospective acquiror. The price which this prospective acquiror was willing to pay under the last draft of the acquisition agreement circulated among the participants was $22.50 and was subject to upward or downward adjustment based on the results of operations of the Company through September 30, 1996, and the balance sheet of the Company at September 30, 1996. As of May 29, 1996, this prospective acquiror had not yet agreed to the terms of the proposed acquisition agreement.

                           On the morning of May 29, 1996, Carl Parmer, Co-
Chief Executive Officer and President of the Company, received a telephone call from Randall Mays, Vice President of Parent, in which he offered, on behalf of Parent or a subsidiary of Parent, to purchase the shares of Company Common held by Mr. Parmer, Cecil Heftel and the members of Cecil Heftel's family for the Offer Price and to make a tender offer for the remaining shares of the Company Common for the Offer Price. For the remainder of such day, the Company and its representatives had negotiations with Parent and its counsel with respect to the structure of the transaction proposed by Parent.

                           On May 30, 1996, negotiations between the Company
and Parent and their respective representatives continued, and counsel for the Company delivered to Parent a draft of a proposed Tender Offer Agreement. Parent and its legal counsel also commenced discussions on May 30, 1996, with representatives of the Selling Stockholders and their counsel. On May 30 and 31, 1996, the Company, Parent, representatives of the Selling Stockholders and their respective counsel had conference calls in which certain terms of the proposed Tender Offer Agreement, Stockholder Purchase Agreement, Settlement Agreements and Agreements Not to Compete were negotiated and resolved. On May 31, 1996, Clear Channel entered into a Confidentiality Agreement with the Company.

                           In the late afternoon (Pacific time) of May 31,
1996, the Board of Directors of the Company unanimously approved the Offer and determined to recommend that the stockholders tender their shares of Company Common in response to the Offer.

                           On June 1, 1996, Clear Channel and the Company
entered into the Offer Agreement, Clear Channel and the Selling Stockholders entered into the Stockholder Purchase Agreement and Messrs. Heftel and Parmer entered into their respective Settlement Agreements and Agreements Not To Compete with the Company and Clear Channel.

                           On several occasions during the following days,
representatives of Clear Channel and the Company discussed the composition of the Company's Board of Directors following the closing of the Offer and Stockholder Purchaser Agreement but did not reach agreement with respect to such matter.

                           On June 6, 1996, Clear Channel and the Company
entered into an Amendment No. 1 to the Offer Agreement, which Amendment (a) provides for the treatment of options and warrants as described elsewhere in this Schedule 14D-9, rather than cancellation and payment for such options and warrants upon the closing of the Offer, (b) provides that upon the occurrence of the Closing Clear Channel shall guarantee that the Company will pay the investment banking firm fees and expenses incurred by the Company under agreements listed on a schedule to the Offer Agreement (including by loaning funds to the Company if necessary) rather than pay such fees and expenses directly, and (c) waives the provision which requires the Company to file its
Schedule 14D-9 on June 7, 1996. On June 6, 1996, the Selling Stockholders who own options or warrants also consented to the treatment of their options and warrants as provided in Amendment No. 1 to the Offer Agreement.

                           On June 6, 1996, the Board of Directors of the
Company unanimously approved Amendment No. 1 to the Offer

Agreement and discussed the effect the market price of Class A Common Stock may have on its previous determination to recommend acceptance of the Offer by the Company's stockholders.

                           On June 20, 1996, Clear Channel and the Company
entered into an Amendment No. 2 to the Offer Agreement, which Amendment (a) provides the Company may either recommend acceptance of the Offer by its stockholders or may remain neutral with respect to the Offer in its Schedule 14D-9, instead of the original provision which required the Company to recommend acceptance of the Offer, (b) provides the representation by the Company that its board of directors resolved to recommend acceptance of the Offer need only be true as of June 1, 1996, and (c) modified one of the termination sections to provide either the Company or Clear Channel may terminate the Offer Agreement if
(i) the Company shall have determined, pursuant to duly adopted resolutions of its Board of Directors, to recommend against acceptance of the Offer by reason of receipt of a Takeover Proposal, (ii) after receipt of a Takeover Proposal, the Company shall not have, within five days after being so requested by Clear Channel, determined pursuant to duly adopted resolutions to recommend acceptance of the Offer, or after so recommending acceptance of the Offer shall have withdrawn or modified or resolved to modify or withdraw such recommendation or
(iii) the Company recommends, pursuant to duly adopted resolutions, any Takeover Proposal from a person or entity other than Clear Channel or its affiliates; provided, however, that Clear Channel shall not terminate the Offer Agreement pursuant to clause (i) of this subsection if as a result of the Company's receipt of a Takeover Proposal from a third-party the Company, as required by applicable law as advised by outside counsel, recommends against acceptance of the Offer but within five business days thereafter the Company publicly withdraws its recommendation against acceptance of the Offer.

                           On June 20, 1996, the Board of Directors of the
Company unanimously approved Amendment No. 2 to the Offer Agreement, confirmed that the making of the Offer was in the best interests of the Company and its stockholders and determined to refrain from expressing an opinion on, and instead remain neutral with respect to, whether stockholders should accept the Offer and tender their shares.

                  Reasons for the Position. In arriving at its determination that the making of the Offer is in the best interests of the Company and its stockholders and its initial decision to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Offer, including (a) the amount and form of the consideration being offered to the Company's stockholders, (b) the fact that the Offer was being made for any and all shares of Company Common and at the same price per share at which the Selling Stockholders had agreed to sell their shares to Clear Channel, and (c) the fact that Clear Channel had agreed to use its best efforts, for a period of one year from and after the closing of the Offer, to cause the shares of Class A Common Stock to remain listed or quoted on a recognized national exchange or NASD quotation system; (ii) the recent and historical market prices and trading volume of the Shares, and historical and projected earnings of the Company; (iii) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (iv) the absence of any financing condition or any other term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer; (v) the financial condition and business reputation of Clear Channel, the representation from Clear Channel that it has funds or commitments for funds to pay for all shares tendered in the Offer and the ability of Clear Channel to complete the Offer in a timely manner; (vi) possible alternatives, which the Board concluded were not reasonably likely to result in a more favorable combination of price, form of consideration and likelihood of consummation than the Offer; (vii) the market trading multiples for selected broadcasting companies and prices paid in recent acquisitions in the broadcasting industry, (viii) the scope and level of the negotiating process that led to the finalization of the Offer Agreement; (ix) the fact that the Offer Agreement does not preclude the Company from reviewing, if after consultation with its outside legal counsel such action is required for the discharge of its fiduciary duties to the stockholders of the Company, an unsolicited proposal which may differ from the Offer; and (x) the oral presentations by ABS at the May 31, 1996, board meeting and the oral opinion, which was later confirmed in a written opinion dated June 3, 1996, to the effect that, as of the date of the opinion, the consideration to be received by the stockholders pursuant to the Offer was fair from a financial point of view to the stockholders (the full text of ABS's written opinion is attached as Exhibit
(a)(3) hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF ABS CAREFULLY AND IN ITS ENTIRETY).

                           The Board of Directors did not assign relative
weights to the foregoing factors or determine that any factor was of primary importance. Rather, the directors viewed their position as being based on the totality of the information presented to and considered by them.

                           At the time the Company's Board of Directors
approved the Offer on May 31, 1996, the Company's trading price for the Class A Common Stock on the Nasdaq National Market was less than $23 per share. Since the Company and Clear Channel jointly announced the Offer on June 2, 1996, the trading price for the Class A Common Stock on the Nasdaq National Market has increased to more than $23 per share. On June 19, 1996, the closing sale price per share of the Class A Common Stock on the Nasdaq National Market was $29. Although the Board of Directors of the Company has determined that the making of the Offer is in the best interests of the Company and its stockholders and has unanimously approved the Offer Agreement and the Offer, the Board of Directors is at this time expressing no opinion and is remaining neutral as to whether the stockholders should accept the Offer and tender their shares because the market price per share of Class A Common Stock in the Nasdaq National Market is currently higher than the Offer Price. Since the closing of the Offer and the closing of Clear Channel's purchase of Company Common and Series A Preferred Stock of the Company from the Selling Stockholders pursuant to the Stockholder Purchase Agreement are not conditioned on a specified minimum number of shares of Company Common being tendered pursuant to the Offer, stockholders of the Company other than the Selling Stockholders will have a choice of accepting the Offer and tendering their shares to Clear Channel in response thereto, retaining their shares or selling their shares in the public market or otherwise, as they may determine. The Company is informed that the average daily volume of shares of Class A Common Stock of the Company purchased and sold on the Nasdaq National Market since the Offer was publicly announced on June 2, 1996 through June 19, 1996 was 520,054. Pursuant to the Offer Agreement, Clear Channel has agreed to use its best efforts, for a period of one year from and after the closing of the Offer, to cause the shares of Class A Common Stock to remain listed or quoted on a recognized national exchange or NASD quotation system.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Pursuant to a letter agreement dated February 16, 1996 (the "Engagement Letter"), the Company engaged ABS to provide investment banking advice and services to the Company in connection with the Company's review and analysis of potential business combinations. The Company agreed to pay ABS a retainer fee of $50,000 and a fee of $400,000 if ABS delivered a fairness opinion requested by the Company in connection with a proposed business combination. The Company also agreed to reimburse ABC for reasonable out-of-pocket expenses, including fees and disbursements of counsel, incurred by ABS in carrying out its duties under the Engagement Letter, and to pay ABS its customary per diem charges for the services of any officers that assist in, or provide testimony in connection with any action, suit or proceeding relating to the engagement of ABS by the Company. In addition, ABS will receive a fee upon completion of the Offer and consummation of the transactions contemplated by the Stockholder Purchase Agreement of $3.1 million. The terms of the fee arrangement with ABS, which ABS and the Company believe are customary in transactions of this nature, were negotiated at arm's length between the Company and ABS and the Board of Directors of the Company was aware of and approved such arrangement.

         ABS has provided certain investment banking services to the Company and Parent from time to time for which it has received customary compensation. In the ordinary course of its business, ABS may actively trade the equity securities of the Company and/or Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

         Except as disclosed herein the Company has not retained, employed or compensated, and does not plan to retain, employ or compensate, any persons to make solicitations or recommendations to security holders with regard to the Offer.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES.

         (a) Other than the following transactions completed on the Nasdaq National Market there are no transactions in Company Common known by the Company to have been effected by an executive officer, director, affiliate or subsidiary of the Company:

                  (i) On June 5, 1996, Madison B. Graves, II, a director of the Company, sold 12,000 shares of Class A Common
Stock;

                  (ii) On June 13 and 17, 1996, John Kendrick, Senior Vice President and Chief Financial Officer of the Company, exercised options to purchase 8,333 and 5,000 shares of Class A Common Stock, respectively, and sold such shares; and

                  (iii) On June 13, 1996, John E. Mason, a director of the Company, exercised an option to purchase 2,500 shares of Class A Common Stock and sold such shares.

         (b) All of the officers and directors who are parties to the Stockholder Purchase Agreement intend to sell their shares of Company Common to Clear Channel pursuant to the terms thereof. In addition, each of the officers and directors of the Company intends to consent to the treatment of their Convertible Securities set forth in the Offer Agreement described under Item 3(b).

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                  COMPANY.

         (a)      None, except as disclosed in Items 3(b) and 4.

         (b)      None.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

         On June 14, 1996, Levine v. Cecil Heftel, H. Carl Parmer,
Madison Graves, Richard Heftel, John Mason, Heftel Broadcasting
Corporation and Clear Channel Communications, Inc. (Case No.
15066) was filed in the Court of Chancery of the State of Delaware in the County of New Castle. This complaint is a purported class action complaint on behalf of Jeffrey Levine and all other stockholders of the Company to enjoin the defendants from effectuating the Offer. The plaintiff alleges, inter alia, that the Offer is coercive to minority stockholders and manifestly unfair and that the Offer Price is substantially below the fair market value of the Class A Common Stock. The plaintiff also alleges that Cecil Heftel and Carl Parmer are breaching their fiduciary duties to the stockholders of the Company by entering into the Settlement Agreements and Agreements Not To Compete described under Item 3(b) hereof. The suit seeks to enjoin preliminarily and permanently the defendants from proceeding with or consummating the proposed transactions or in the event the Offer is completed, the rescission thereof and/or the grant of rescissory damages. In addition, plaintiff seeks unspecified compensatory damages and an award of attorneys' fees and costs. The Company believes this action is groundless and has no merit. The Company intends to oppose this action vigorously.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit                      Description

(a)(1)         Text of Press Release dated June 2, 1996
               (incorporated herein by reference to
               Exhibit 99(a)(6) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996)

(a)(2)         Summary Advertisement of Clear Channel
               (incorporated herein by reference to
               Exhibit 99(a)(3) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996)

(a)(3)         Opinion of Alex. Brown & Sons
               Incorporated dated June 3, 1996.

(c)(1) Tender Offer Agreement, dated June 1, 1996, between the Company and Clear Channel
               (incorporated herein by reference to
               Exhibit 99(c)(1) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996).

(c)(2)         Amendment No. 1 to Tender Offer
               Agreement dated June 6, 1996
               (incorporated herein by reference to
               Exhibit 99(c)(9) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996).

(c)(3)         Amendment No. 2 to Tender Offer
               Agreement dated June 20, 1996

(c)(4) Agreement Not To Compete, dated June 1, 1996, between the Company and Carl Parmer
               (incorporated herein by reference to
               Exhibit 99(c)(4) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996).

(c)(5) Agreement Not To Compete, dated June 1, 1996, between the Company and Cecil Heftel
               (incorporated herein by reference to Exhibit
               99(c)(3) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(6) Settlement Agreement, dated June 1, 1996, between the Company and Carl Parmer
               (incorporated herein by reference to Exhibit
               99(c)(6) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(7) Settlement Agreement, dated June 1, 1996, between the Company and Cecil Heftel
               (incorporated herein by reference to Exhibit
               99(c)(5) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(8) Confidentiality Letter Agreement dated May 31, 1996, between the Company and Clear Channel
               (incorporated herein by reference to Exhibit
               99(c)(12) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(9)         Consents of Cecil Heftel, Carl Parmer and Richard
               Heftel to treatment of Options (incorporated herein by reference to Exhibit 99(c)(10) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996).

(c)(10)        Consent of Stockholders dated as of June 20, 1996.

(c)(11)        Pages 7 through 10 of the Proxy Statement for the
               1996 Annual Stockholders' Meeting.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 1996                           HEFTEL BROADCASTING CORPORATION



                                              By: /s/ Carl Parmer
                                                  ______________________________
                                                     Carl Parmer, Co-Chief
                                                     Executive Officer and
                                                     President

                                  EXHIBIT INDEX

Exhibit                      Description                                   Page

(a)(1)         Text of Press Release dated June 2, 1996
               (incorporated herein by reference to
               Exhibit 99(a)(6) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996)

(a)(2)         Summary Advertisement of Clear Channel
               (incorporated herein by reference to
               Exhibit 99(a)(3) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996)

(a)(3)         Opinion of Alex. Brown & Sons
               Incorporated dated June 3, 1996.

(c)(1) Tender Offer Agreement, dated June 1, 1996, between the Company and Clear
               Channel (incorporated herein by reference to Exhibit 99(c)(1) of Clear Channel's
               Schedule 14D-1 filed on
               June 7, 1996).

(c)(2)         Amendment No. 1 to Tender Offer
               Agreement dated June 6, 1996
               (incorporated herein by reference to
               Exhibit 99(c)(9) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996).

(c)(3)         Amendment No. 2 to Tender Offer
               Agreement dated June 20, 1996

(c)(4) Agreement Not To Compete, dated June 1, 1996, between the Company and Carl
               Parmer (incorporated herein by reference to Exhibit 99(c)(4) of Clear Channel's
               Schedule 14D-1 filed on June 7, 1996).

(c)(5) Agreement Not To Compete, dated June 1, 1996, between the Company and Cecil
               Heftel (incorporated herein by reference to Exhibit 99(c)(3) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(6) Settlement Agreement, dated June 1, 1996, between the Company and Carl Parmer
               (incorporated herein by reference to Exhibit
               99(c)(6) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(7) Settlement Agreement, dated June 1, 1996, between the Company and Cecil Heftel
               (incorporated herein by reference to Exhibit
               99(c)(5) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(8)         Confidentiality Letter Agreement dated
               May 31, 1996, between the Company and
               Clear Channel (incorporated herein by
               reference to Exhibit 99(c)(12) of Clear
               Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(9)         Consents of Cecil Heftel, Carl Parmer and
               Richard Heftel to treatment of Options
               (incorporated herein by reference to Exhibit
               99(c)(10) of Clear Channel's Schedule 14D-1 filed on June 7, 1996).

(c)(10)        Consent of Stockholders dated as of June 20, 1996.

(c)(11)        Pages 7 through 10 of the Proxy Statement for the
               1996 Annual Stockholders' Meeting.